                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         AMENDMENT NO. 2 TO SCHEDULE 13D

                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                            BUCKEYE TECHNOLOGIES INC.
--------------------------------------------------------------------------------
                            (Name of Subject Company)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class Of Securities)

                                   11815H 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 LINDA M. CROUCH
                              207 MOCKINGBIRD LANE
                          JOHNSON CITY, TENNESSEE 37604
                                 (423) 975-7623
--------------------------------------------------------------------------------
            (Name, Address and Telephone Numbers of Person Authorized
                     to Receive Notices and Communications)

                                 March 11, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than 5% of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of 5% or less of such class. (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

-----------------------------------------------------------------------------------------------
CUSIP NO.  11815H 10 4                                                                  PAGE 2
-----------------------------------------------------------------------------------------------
1.       Names of Reporting Persons. S.S. or                 Robert E. Cannon Grantor Retained
         I.R.S. Identification Nos. of Above                 Annuity Trust, Robert Howard
         Persons                                             Cannon and Richard Prosser
                                                             Guenther, Co-Trustees
                                                             62-6300336
-----------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member               (a)
         of a Group (See Instructions)                       ----------------------------------
                                                             (b)  X
-----------------------------------------------------------------------------------------------
3.       SEC Use Only
-----------------------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                  Not applicable.
-----------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings
         is Required Pursuant to Items 2(d) or 2(e)
-----------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                Tennessee
-----------------------------------------------------------------------------------------------
Number of Shares          7.      Sole Voting Power          4,171,794
Beneficially           ------------------------------------------------------------------------
Owned by Each             8.      Shared Voting
Reporting Person                  Power
with                   ------------------------------------------------------------------------
                          9.      Sole Dispositive           4,171,794
                                  Power
                       ------------------------------------------------------------------------
                          10.     Shared Dispositive
                                  Power
-----------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned                 4,171,794
         by Each Reporting Person
-----------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount is
         Row (11) Excludes Certain Shares (See
         Instructions)
-----------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount              11.8%
         in Row (11)
-----------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See                       00
         Instructions)

-----------------------------------------------------------------------------------------------
CUSIP NO.  11815H 10 4                                                                  PAGE 3
-----------------------------------------------------------------------------------------------
1.       Names of Reporting Persons. S.S. or                 Kathryn Gracey Cannon Grantor
         I.R.S. Identification Nos. of Above                 Retained Annuity Trust, Robert
         Persons                                             Howard Cannon and Richard Prosser
                                                             Guenther, Co-Trustees
                                                             62-6300337
-----------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member               (a)
         of a Group (See Instructions)                       ----------------------------------
                                                             (b)  X
-----------------------------------------------------------------------------------------------
3.       SEC Use Only
-----------------------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                  Not applicable
-----------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings
         is Required Pursuant to Items 2(d) or 2(e)
-----------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                Tennessee
-----------------------------------------------------------------------------------------------
Number of Shares          7.      Sole Voting Power          4,180,717
Beneficially           ------------------------------------------------------------------------
Owned by Each             8.      Shared Voting
Reporting Person                  Power
with                   ------------------------------------------------------------------------
                          9.      Sole Dispositive           4,180,717
                                  Power
                       ------------------------------------------------------------------------
                          10.     Shared Dispositive
                                  Power
-----------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned                 4,180,717
         by Each Reporting Person
-----------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount is
         Row (11) Excludes Certain Shares (See
         Instructions)
-----------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount              11.8%
         in Row (11)
-----------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See                       00
         Instructions)

         This Amendment No. 2 to the Schedule 13D relating to shares of common stock, $.01 par value (the "Common Stock"), of Buckeye Technologies Inc., a Delaware corporation (the "Issuer"), is being filed by each of Robert E. Cannon Grantor Retained Annuity Trust, Robert Howard Cannon and Richard Prosser Guenther, Co-Trustees (the "REC GRAT"), and Kathryn Gracey Cannon Grantor Retained Annuity Trust, Robert Howard Cannon and Richard Prosser Guenther, Co-Trustees ("KGC GRAT"), in order to report a decrease in its respective beneficial ownership of greater than 5% of the Issuer.

         Schedule 13D was filed in December 1995 reflecting the initial acquisition by the REC GRAT and the KGC GRAT of shares of the Issuer. At that time, the REC GRAT acquired 2,755,998 shares from the grantor, Robert E. Cannon at no cost and 1,066,082 shares purchased in the Issuer's initial public offering. At that time, the KGC GRAT had acquired 2,755,830 shares from the grantor, Robert E. Cannon at no cost and 1,066,080 shares purchased in the issuer's initial public offering.

         Amendment No. 1 to the Schedule 13D was filed in July 1996 reflecting additional acquisitions of the Issuer's Common Stock by the REC GRAT and the KGC GRAT. At that time, the REC GRAT acquired 940,534 shares in a private transaction and 30,284 in the Issuer's secondary offering. At that time, the KGC GRAT acquired 880,686 shares in a private transaction and 30,292 shares were purchased in the Issuer's secondary offering.

ITEM 1. SECURITY AND ISSUER.

         The title and class of equity securities to which this statement relates is Common Stock, par value $.01. The name of the subject company is Buckeye Technologies Inc. and its principal executive offices are located at 1001 Tillman Street, Memphis, Tennessee 38108.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) The entities filing this Amendment No. 2 to the Schedule 13D are:
Kathryn Gracey Cannon Grantor Retained Annuity Trust, Robert Howard Cannon and Richard Prosser Guenther, Co-Trustees ("KGC GRAT") and Robert E. Cannon Grantor Retained Annuity Trust, Robert Howard Cannon and Richard Prosser Guenther, Co-Trustees ("REC GRAT").

         (b) The principal business address of all of the KGC GRAT, the REC GRAT, Robert Howard Cannon and Richard Prosser Guenther is 432 East Racquet Club Place, Memphis, Tennessee 38117.

         (d) and (e) Neither the KGC GRAT, the REC GRAT nor their respective co-trustees, Robert Howard Cannon and Richard Prosser Guenther have, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

         (c) and (f)  Not Applicable.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not Applicable

ITEM 4. PURPOSE OF TRANSACTION.

         The REC GRAT and the KGC GRAT, pursuant to their terms, made a distribution of 254,112 and 246,927, respectively, to Katherine Cannon Warren, a beneficiary of the REC GRAT and the KGC GRAT, which reduced the ownership of shares of the Issuer by greater than 1% of the previously reported amounts. The REC GRAT and the KGC GRAT continue to hold the remaining shares of the Issuer for investment purposes only.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

         (a) REC GRAT is now the beneficial owner of 4,171,794 and the KGC GRAT is now the beneficial owner of 4,180,717 of the outstanding shares of Common Stock of the Issuer.

         (b) Robert Howard Cannon and Richard Prosser Guenther, co-trustees of each of the KGC GRAT and the REC GRAT, have the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of all of the shares of Common Stock of the Issuer owned by each of the REC GRAT and the KGC GRAT.

         (c)  Not Applicable.

         (d) Not Applicable.

         (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not Applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 24, 1999

                                      ROBERT E. CANNON GRANTOR
                                      RETAINED ANNUITY TRUST

                                      By: /s/ Robert Howard Cannon
                                          --------------------------------------
                                          Robert Howard Cannon, Co-Trustee

                                      By: /s/ Richard Prosser Guenther
                                          --------------------------------------
                                           Richard Prosser Guenther, Co-Trustee

                                      KATHRYN GRACEY CANNON
                                      GRANTOR RETAINED ANNUITY
                                      TRUST

                                      By: /s/ Robert Howard Cannon
                                          --------------------------------------
                                          Robert Howard Cannon, Co-Trustee

                                      By: /s/ Richard Prosser Guenther
                                          --------------------------------------
                                           Richard Prosser Guenther, Co-Trustee

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         AMENDMENT NO. 1 TO SCHEDULE 13D

                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                          BUCKEYE CELLULOSE CORPORATION
--------------------------------------------------------------------------------
                            (Name of Subject Company)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class Of Securities)

                                   11815H 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 LINDA M. CROUCH
                          2000 FIRST TENNESSEE BUILDING
                            MEMPHIS, TENNESSEE 38103
                                 (901) 577-2262
--------------------------------------------------------------------------------
            (Name, Address and Telephone Numbers of Person Authorized
                     to Receive Notices and Communications)

                                  July 1, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than 5% of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of 5% or less of such class. (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

-----------------------------------------------------------------------------------------------
CUSIP NO.  11815H 10 4                                                                  PAGE 2
-----------------------------------------------------------------------------------------------
1.       Names of Reporting Persons. S.S. or                 Robert E. Cannon Grantor Retained
         I.R.S. Identification Nos. of Above                 Annuity Trust, Robert Howard
         Persons                                             Cannon, Trustee
                                                             62-6300336
-----------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member               (a)
         of a Group (See Instructions)                       ----------------------------------
                                                             (b)  X
-----------------------------------------------------------------------------------------------
3.       SEC Use Only
-----------------------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                  OO and PF
-----------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings
         is Required Pursuant to Items 2(d) or 2(e)
-----------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                Tennessee
-----------------------------------------------------------------------------------------------
Number of Shares         7.       Sole Voting Power          2,313,559
Beneficially           ------------------------------------------------------------------------
Owned by Each            8.       Shared Voting
Reporting Person                  Power
with                   ------------------------------------------------------------------------
                         9.       Sole Dispositive
                                  Power
                       ------------------------------------------------------------------------
                         10.      Shared Dispositive         2,313,559
                                  Power
-----------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned                 2,313,559
         by Each Reporting Person
-----------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount is
         Row (11) Excludes Certain Shares (See
         Instructions)
-----------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount              12.08%
         in Row (11)
-----------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See                       00
         Instructions)

-----------------------------------------------------------------------------------------------
CUSIP NO.  11815H 10 4                                                                  PAGE 3
-----------------------------------------------------------------------------------------------
1.       Names of Reporting Persons. S.S. or                 Kathryn Gracey Cannon Grantor
         I.R.S. Identification Nos. of Above                 Retained Annuity Trust, Robert
         Persons                                             Howard Cannon, Trustee
                                                             62-6300337
-----------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member               (a)
         of a Group (See Instructions)                       ----------------------------------
                                                             (b)  X
-----------------------------------------------------------------------------------------------
3.       SEC Use Only
-----------------------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                  PF and OO
-----------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings
         is Required Pursuant to Items 2(d) or 2(e)
-----------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                Tennessee
-----------------------------------------------------------------------------------------------
Number of Shares          7.      Sole Voting Power          2,313,790
Beneficially           ------------------------------------------------------------------------
Owned by Each             8.      Shared Voting
Reporting Person                  Power
with                   ------------------------------------------------------------------------
                          9.      Sole Dispositive
                                  Power
                       ------------------------------------------------------------------------
                          10.     Shared Dispositive         2,313,790
                                  Power
-----------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned                 2,313,790
         by Each Reporting Person
-----------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount is
         Row (11) Excludes Certain Shares (See
         Instructions)
-----------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount              12.08%
         in Row (11)
-----------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See                       00
         Instructions)

         This Amendment No. 1 to the Schedule 13D relating to shares of common stock, $.01 par value (the "Common Stock"), of Buckeye Cellulose Corporation, a Delaware corporation (the "Issuer"), is being filed by each of Robert E. Cannon Grantor Retained Annuity Trust, Robert Howard Cannon, Trustee, and Kathryn Gracey Cannon Grantor Retained Annuity Trust, Robert Howard Cannon, Trustee, in order to report an increase in its respective beneficial ownership of greater than 5% of the Issuer.

ITEM 1. SECURITY AND ISSUER.

         The title and class of equity securities to which this statement relates is Common Stock, par value $.01. The name of the subject company is Buckeye Cellulose Corporation and its principal executive offices are located at 1001 Tillman Street, Memphis, Tennessee 38108.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) The entities filing this Amendment No. 1 to the Schedule 13D are:
Kathryn Gracey Cannon Grantor Retained Annuity Trust, Robert Howard Cannon, Trustee ("KGC GRAT") and Robert E. Cannon Grantor Retained Annuity Trust, Robert Howard Cannon, Trustee ("REC GRAT").

         (b) The principal business address of all of the KGC GRAT, the REC GRAT and Robert Howard Cannon is 432 East Racquet Club Place, Memphis, Tennessee 38117.

         (d) and (e) Neither the KGC GRAT, the REC GRAT nor their respective trustee, Robert Howard Cannon, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

         (c) and (f)  Not Applicable.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Of the 470,267 additional shares reported beneficially owned by the REC GRAT, 425,125 shares were purchased in a private transaction and 15,142 shares were purchased by the REC GRAT in the Issuer's secondary offering. The purchase of 440,267 shares was financed by NationsBank, N.A. (South) and a substantial portion of the total number of shares beneficially owned are pledged as security for such financing.

         Of the 440,343 additional shares reported beneficially owned by the KGC GRAT, 425,197 shares were purchased in a private transaction and 15,146 shares were purchased by the REC GRAT in the Issuer's secondary offering. The purchase of 440,343 shares was financed by NationsBank,

N.A. (South) and a substantial portion of the total number of shares beneficially owned are pledged as security for such financing.

ITEM 4. PURPOSE OF TRANSACTION.

         The REC GRAT and the KGC GRAT purchased the shares of the Issuer in the private transaction and the secondary public offering for investment purposes only.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

         (a) REC GRAT is now the beneficial owner of 2,351,307 and the KGC GRAT is now the beneficial owner of 2,351,298 of the outstanding shares of Common Stock of the Issuer.

         (b) Robert Howard Cannon, trustee of each of the KGC GRAT and the REC GRAT, has the sole power to vote or to direct the vote, and the shared power to dispose or to direct the disposition of all of the shares of Common Stock of the Issuer owned by each of the REC GRAT and the KGC GRAT. See (d) below.

         (c) Not applicable.

         (d) The grantor, Robert E. Cannon, pursuant to the terms of each of the REC GRAT and the KGC GRAT, retains the power to reacquire any part or all of the assets of each of the trusts, including the shares of Common Stock of the Issuer, by substituting property of an equivalent value. Such power is exercisable at any time and from time to time during the lifetime of the grantor.

         (e) Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information provided by Item 3 and Item 5(d) above is hereby incorporated by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibits omitted pursuant to Rule 13d-2(e).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 22, 1996

                                      ROBERT E. CANNON GRANTOR
                                      RETAINED ANNUITY TRUST

                                      By: /s/ Robert Howard Cannon
                                          --------------------------------------
                                          Robert Howard Cannon, Trustee


                                      KATHRYN GRACEY CANNON
                                      GRANTOR RETAINED ANNUITY
                                      TRUST

                                      By: /s/ Robert Howard Cannon
                                          --------------------------------------
                                          Robert Howard Cannon, Trustee

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                            BUCKEYE CELLULOSE COMPANY
--------------------------------------------------------------------------------
                            (Name of Subject Company)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class Of Securities)

                                   11815H 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 LINDA M. CROUCH
                          2000 FIRST TENNESSEE BUILDING
                            MEMPHIS, TENNESSEE 38103
                                 (901) 577-2262
--------------------------------------------------------------------------------
            (Name, Address and Telephone Numbers of Person Authorized
                     to Receive Notices and Communications)

                                November 28, 1995
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than 5% of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of 5% or less of such class. (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

-----------------------------------------------------------------------------------------------
CUSIP NO.  11815H 10 4                                                                  PAGE 2
-----------------------------------------------------------------------------------------------
1.       Names of Reporting Persons. S.S. or                 Robert E. Cannon Grantor Retained
         I.R.S. Identification Nos. of Above                 Annuity Trust, Robert Howard
         Persons                                             Cannon, Trustee
                                                             62-6300336
-----------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member               (a)
         of a Group (See Instructions)                       ----------------------------------
                                                             (b)  X
-----------------------------------------------------------------------------------------------
3.       SEC Use Only
-----------------------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                  BK and OO
-----------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings
         is Required Pursuant to Items 2(d) or 2(e)
-----------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                Tennessee
-----------------------------------------------------------------------------------------------
Number of Shares         7.       Sole Voting Power          1,911,040
Beneficially           ------------------------------------------------------------------------
Owned by Each            8.       Shared Voting
Reporting Person                  Power
with                   ------------------------------------------------------------------------
                         9.       Sole Dispositive
                                  Power
                       ------------------------------------------------------------------------
                        10.       Shared Dispositive         1,911,040
                                  Power
-----------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned                 1,911,040
         by Each Reporting Person
-----------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount is
         Row (11) Excludes Certain Shares (See
         Instructions)
-----------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount              8.93%
         in Row (11)
-----------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See                       00
         Instructions)

-----------------------------------------------------------------------------------------------
CUSIP NO.  11815H 10 4                                                                  PAGE 3
-----------------------------------------------------------------------------------------------
1.       Names of Reporting Persons. S.S. or                 Kathryn Gracey Cannon Grantor
         I.R.S. Identification Nos. of Above                 Retained Annuity Trust, Robert
         Persons                                             Howard Cannon, Trustee
                                                             62-6300337
-----------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member               (a)
         of a Group (See Instructions)                       ----------------------------------
                                                             (b)  X
-----------------------------------------------------------------------------------------------
3.       SEC Use Only
-----------------------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                  BK and OO
-----------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings
         is Required Pursuant to Items 2(d) or 2(e)
-----------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                Tennessee
-----------------------------------------------------------------------------------------------
Number of Shares          7.      Sole Voting Power          1,910,955
Beneficially           ------------------------------------------------------------------------
Owned by Each             8.      Shared Voting
Reporting Person                  Power
with                   ------------------------------------------------------------------------
                          9.      Sole Dispositive
                                  Power
                       ------------------------------------------------------------------------
                          10.     Shared Dispositive         1,910,955
                                  Power
-----------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned                 1,910,955
         by Each Reporting Person
-----------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount is
         Row (11) Excludes Certain Shares (See
         Instructions)
-----------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount              8.93%
         in Row (11)
-----------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See                       00
         Instructions)

         This Schedule 13D relating to shares of common stock, $.01 par value (the "Common Stock"), of Buckeye Cellulose Corporation, a Delaware corporation (the "Issuer"), is being filed by each of Robert E. Cannon Grantor Retained Annuity Trust, Robert Howard Cannon, Trustee, and Kathryn Gracey Cannon Grantor Retained Annuity Trust, Robert Howard Cannon, Trustee, in order to report its respective beneficial ownership of greater than 5% of the Issuer.

ITEM 1. SECURITY AND ISSUER.

         The title and class of equity securities to which this statement relates is Common Stock, par value $.01. The name of the subject company is Buckeye Cellulose Corporation and its principal executive offices are located at 1001 Tillman Street, Memphis, Tennessee 38108.

              .

ITEM 2. IDENTITY AND BACKGROUND.

         (a) The entities filing this Schedule 13D are: Kathryn Gracey Cannon Grantor Retained Annuity Trust, Robert Howard Cannon, Trustee ("KGC GRAT") and Robert E. Cannon Grantor Retained Annuity Trust, Robert Howard Cannon, Trustee ("REC GRAT").

         (b) The principal business address of all of the KGC GRAT, the REC GRAT and Robert Howard Cannon is 432 East Racquet Club Place, Memphis, Tennessee 38117.

         (d) and (e) Neither the KGC GRAT, the REC GRAT nor their respective trustee, Robert Howard Cannon, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

         (c) and (f)  Not Applicable.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Of the total shares reported beneficially owned by the REC GRAT, no consideration was given for 1,377,999 shares of Issuer. They were transferred to the REC GRAT by the grantor, Robert E. Cannon. The remaining 533,041 shares were purchased by the REC GRAT in the Issuer's initial public offering. The purchase of such shares was financed partially by Union Planters National Bank and partially by A.G. Edwards & Sons, Inc. and a substantial portion of the total number of shares beneficially owned are pledged as security for such financing.

         Of the total shares reported beneficially owned by the KGC GRAT, no consideration was given for 1,377,915 shares of Issuer. They were transferred to the KGC GRAT by the grantor, Robert E. Cannon. The remaining 533,040 shares were purchased by the KGC GRAT in the Issuer's initial public offering. The purchase of such shares was financed partially by Union Planters National

Bank and partially by A.G. Edwards & Sons, Inc. and a substantial portion of the shares beneficially owned are pledged as security for such financing.

ITEM 4. PURPOSE OF TRANSACTION.

         The shares of Issuer were transferred by Robert E. Cannon to the REC GRAT and the KGC GRAT for estate planning purposes only. The REC GRAT and the KGC GRAT purchased the shares of the Issuer in the initial public offering for investment purpose only.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

         (a) REC GRAT is now the beneficial owner of 1,911,040 and the KGC GRAT is now the beneficial owner of 1,910,955 of the outstanding shares of Common Stock of the Issuer.

         (b) Robert Howard Cannon, trustee of each of the KGC GRAT and the REC GRAT, has the sole power to vote or to direct the vote, and the shared power to dispose or to direct the disposition of all of the shares of Common Stock of the Issuer owned by each of the REC GRAT and the KGC GRAT. See (d) below.

         (c) Not applicable.

         (d) The grantor, Robert E. Cannon, pursuant to the terms of each of the REC GRAT and the KGC GRAT, retains the power to reacquire any part or all of the assets of each of the trusts, including the shares of Common Stock of the Issuer, by substituting property of an equivalent value. Such power is exercisable at any time and from time to time during the lifetime of the grantor.

         (e)  Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information provided by Item 3 and Item 5(d) above is hereby incorporated by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibits omitted pursuant to Rule 13d-2(e)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 5, 1995

                                      ROBERT E. CANNON GRANTOR
                                      RETAINED ANNUITY TRUST

                                      By: /s/ Robert Howard Cannon
                                          --------------------------------------
                                          Robert Howard Cannon, Trustee


                                      KATHRYN GRACEY CANNON
                                      GRANTOR RETAINED ANNUITY
                                      TRUST

                                      By: /s/ Robert Howard Cannon
                                          --------------------------------------
                                          Robert Howard Cannon, Trustee